TERAWULF INC.
9 Federal Street
Easton, Maryland 21601

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange CommissionDivision of Corporation Finance100 F. Street, N.E.Washington, D.C. 20549

Attention: Office of Technology

Re:	TeraWulf Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed December 23, 2022 File No. 333-268563

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on January 27, 2023 (the “Comment Letter”) to the above-referenced Registration Statement on Form S-3 filed with the Commission by the Company on December 23, 2022 (“Amendment No. 1”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Business Overview, page 1

1.	Supplement your disclosure of the mining pool agreement with Foundry to explain how the pool is operated. Additionally, discuss the ownership structure of the mining facilities and assets subject to the pool. Finally, we note that Genesis, an entity owned by the crypto conglomerate Digital Currency Group, which also owns Foundry, has filed for Chapter 11 bankruptcy protection. To the extent material, please provide risk factor disclosure addressing the risks resulting from indirect exposure to Genesis and Digital Currency Group.

In response to the Staff’s comment, the Company has revised its disclosures under “Business Overview” on pages 2 through 3 and under “Risk Factors” on pages 10, 11, 13 and 16 of Amendment No. 2.

2.	Revise to disclose whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange you intend to sell your bitcoin. Additionally, disclose the material terms of your agreements with Foundry Digital LLC and the NYDIG entities and file them as exhibits to your registration statement.

The Company respectfully advises the Staff that it previously disclosed in Amendment No. 1 its policy with respect to selling Bitcoin for fiat currency to fund operations or growth. In response to the balance of the Staff’s comment, the Company has revised its disclosures under “Business Overview” on pages 1 through 3 and under “Risk Factors” on page 10 of Amendment No. 2. Additionally, the Company has filed its agreements with Foundry Digital LLC and the NYDIG entities as Exhibits 10.1, 10.2 and 10.3 to Amendment No. 2.

Exhibits

3.	Please file as an exhibit to your registration statement the joint venture agreement with Talen Energy Corporation.

In response to the Staff’s comment, the Company has filed the joint venture agreement with Talen Energy Corporation as Exhibit 10.4 to Amendment No. 2.

Please contact me at (646) 243-1873 or David S. Huntington at (212) 373-3124 if we can further assist your review of the Registration Statement.

Very truly yours,

TERAWULF INC.

By:/s/ Stefanie Fleischmann
Name: Stefanie Fleischmann
Title: General Counsel

cc:	David S. Huntington, Paul, Weiss, Rifkind, Wharton & Garrison LLP